Mail Stop 3561

October 17, 2008

W. Bruce Johnson, Interim Chief Executive Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

      Re: Sears Holdings Corporation
             Annual Report on Form 10-K for the Year Ended February 2, 2008
             Filed March 26, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed March 26, 2008
             File No. 0-51217

Dear Mr. Johnson:

      We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

             Sincerely,

             H. Christopher Owings
             Assistant Director